UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 9, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

November 9, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on November 9, 2021, IFS’s Board of Directors unanimously approved the following:

1.	To propose the General Shareholders Meeting the distribution of extraordinary dividends out of IFS´s accumulated results.

2.

The call for General Extraordinary Shareholders Meeting in accordance with IFS’s Bylaws and applicable law, to be held on first call on November 24, 2021 and on second call on November 30, 2021, both at 11:00 a.m. (Lima, Peru time) in virtual mode, in order to discuss the following agenda:

(a)	Distribution of extraordinary dividends out of IFS´s accumulated results.
(b)	Approval of power of attorney to formalize the decisions approved by the General Extraordinary Shareholders Meeting.

3.

To set November 22, 2021 as the record date (the “Record Date”) for the attendance to IFS General Extraordinary Shareholders Meeting, which has been duly called by the Board of Directors. The Record Date will be used to determine eligibility of IFS’s shareholders to attend and vote in the General Extraordinary Shareholders Meeting.

4.

The “Guidelines to Conduct IFS’s General Extraordinary Shareholders’ Meeting”, attached as an exhibit to this Form 6-K, the purpose of which is to facilitate shareholders’ participation and exercise of their rights at the General Extraordinary Shareholders Meeting.

The aforementioned resolutions will be effective as of today.

The procedures for attending the General Extraordinary Shareholders Meeting are also posted on IFS’s website and are also set forth as an exhibit to this Form 6-K.

The agenda, the proposals and the form of proxy letter for the General Extraordinary Shareholders Meeting will be published in the Company’s corporate web page www.ifs.com.pe.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	IFS’s General Extraordinary Shareholders’ Meeting Guidelines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: November 9, 2021	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel